UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
or
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 1-14762

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

(Full Title of Plan)

THE SERVICEMASTER COMPANY 3250 Lacey Road, Ste. 600, Downers Grove, Illinois 60515-1700

(Name of the Issuer of the Securities Held Pursuant to the Plan And the Address of the Principal Executive Office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SERVICEMASTER Profit Sharing and Retirement Plan

By: /s/ Deborah A. O’Connor
Deborah A. O’Connor
Senior Vice President and Controller

By: /s/ Eric R. Zarnikow
Eric R. Zarnikow
Senior Vice President and Treasurer

Date:	June 28, 2006

ServiceMaster
Profit Sharing and Retirement Plan

Financial Statements
as of December 31, 2005 and 2004,
and for the Year Ended December 31, 2005,
and Supplemental Schedules as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	7
Notes to Financial Statements	8
SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	15
Form 5500, Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2005	16
EXHIBITS:
23.1 Consent of Independent Registered Public Accounting Firm	17

NOTE:      All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Equity Plans Administrative Committee of

ServiceMaster Profit Sharing and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of ServiceMaster Profit Sharing and Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 and delinquent participant contributions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

By: /s/ Deloitte & Touche LLP
Chicago, Illinois
June 28, 2006

ServiceMaster Profit Sharing and Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2005 and 2004

	2005	2004
ASSETS:
Non-interest-bearing cash	$7,990	$75,188

Investments:
Participant-directed Investments (Note 3)	279,558,119	259,377,688
The ServiceMaster Company
Common Stock Fund (Note 4)	48,535,857	56,674,648

Total Investments	328,093,976	316,052,336

Receivables:
Employer contribution receivable	9,209,593	8,427,132
Employee contribution receivable	973,518	133,267

Total Receivables	10,183,111	8,560,399

NET ASSETS AVAILABLE FOR BENEFITS	$338,285,077	$324,687,923

See notes to financial statements.

ServiceMaster Profit Sharing and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

ADDITIONS:
Contributions:
Employee Contributions	$25,048,705
Employer Contributions (Note 1)	9,742,902
Rollover Contributions	2,307,662

Total Contributions	37,099,269

Investment Income:
Net appreciation in fair value of investments	7,281,631
Dividends from The ServiceMaster Company Common Stock Fund	1,875,068
Interest from participant loans	582,116

Net Investment Income	9,738,815

Total Additions	46,838,084

DEDUCTIONS:
Benefits paid to participants	32,602,086
Deemed distributions of loans to participants	572,961
Administrative expenses	65,883

Total Deductions	33,240,930

INCREASE IN NET ASSETS	13,597,154

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	324,687,923

End of year	$338,285,077

See notes to financial statements.

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

General—The following description of The ServiceMaster Profit Sharing and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan covering substantially all nonunion employees of The ServiceMaster Company and its subsidiaries (the “Company”) who have completed 90 days of service and are at least 18 years of age. Leased employees and employees who are or who become covered by a collective bargaining agreement which does not allow for Plan participation, are not eligible to participate in the Plan. The Plan is administered by the Equity Plans Administrative Committee. T. Rowe Price Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Participants may elect to contribute a minimum of 1% up to a maximum of 75% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The first 4% of pretax compensation (base contribution) contributed to the Plan is eligible for a discretionary employer matching contribution. The Company matching contribution is determined each year by the Board of Directors. For 2005, the Company’s matching contribution was made in cash and was invested according to the participants’ direction. In 2006, the Company remitted to the Plan $9,209,593 employer matching contribution for the 2005 plan year. Participants have complete investment discretion over all Company contributions. The Board of Directors approved a Company matching contribution of 65% of participants’ base contribution across all employee groups for the years ended December 31, 2005 and 2004. Participants may also make rollover contributions representing distributions from other qualified plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s discretionary contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses, where applicable. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan, which currently consist of The ServiceMaster Company Common Stock Fund, 17 mutual funds (including 10 target date retirement funds), and 3 common/collective trust funds.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions, and earnings thereon, is based on the following schedule, except in the event of death or permanent disability, in which case the participant immediately becomes 100% vested:

Participant Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of: (a) $50,000 or (b) 50% of their vested account balance (limited to the value of the participant’s contributions and earnings thereon), minus their highest outstanding loan balance in the previous 12 months. A participant’s loan is secured by the balance in the participant’s account and bears interest at the Prime interest rate as listed in The Wall Street Journal on the first business day of the month in which the loan is issued, plus 1%. Principal and interest are paid ratably through payroll deductions.

Benefit Payments—A participant may elect to have the value of his or her vested account (minus any outstanding loan balance) distributed to him or her upon permanent disability, upon reaching normal retirement age (65), or upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments for a specified number of years not to exceed the participant’s life expectancy and that of his or her beneficiary. At the time of distribution, shares of The ServiceMaster Company Common Stock Fund in the participant’s account can be taken in kind or in cash.

Forfeitures—Forfeitures are first used to reinstate all rehired participants’ forfeitures, and then they are used to offset a portion of the Company’s matching contribution and/or used to pay certain plan expenses normally paid by the Company. Unallocated forfeitures were $315,648 and $273,261 at December 31, 2005 and 2004, respectively. Forfeitures in the amount of $410,000 were used to offset a portion of the employer’s matching contribution for the plan year ended December 31, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment securities, including The ServiceMaster Company Common Stock Fund, mutual funds, common/collective trust funds, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments, other than the ServiceMaster Stable Value Fund, are stated at fair value based on quoted market prices or estimated fair value as reported by the Plan’s trustee. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The ServiceMaster Stable Value Fund invests in the T. Rowe Price Stable Value Fund and can invest in guaranteed investment contracts, funding agreements and security-backed investment contracts, and separate accounts issued or wrapped by insurance companies, banks, or other financial institutions (collectively referred to herein as “Investment Contracts”). Investment Contracts are carried at cost plus accrued interest (“Book Value”). Investment Contracts are normally held to maturity, and meet the fully benefit responsive requirements of AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. At December 31, 2005 and 2004, The ServiceMaster Stable Value Fund was 100% invested in the T. Rowe Price Stable Value Fund, with no additional types of investments.

Administrative Expenses—Administrative expenses are paid by the Plan to the extent not paid by the Company, as provided in the Plan document. Expenses paid by the Company include payments to third-party service providers for trust, investment, and legal services, among others. Expenses paid by the Plan include participant loan initiation and maintenance fees.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts, exclusive of distributions for which participants have elected to be paid on an installment basis, allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2005.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

4.	THE SERVICEMASTER COMPANY COMMON STOCK FUND

Participants have complete investment discretion over all employee and Company contributions, including amounts previously contributed to The ServiceMaster Company Common Stock Fund. Participants, at their discretion, may also direct their investment to The ServiceMaster Company Common Stock Fund. Information about the net assets as of December 31, 2005 and 2004, and the significant components of the changes in net assets relating to The ServiceMaster Company Common Stock Fund for the year ended December 31, 2005, is as follows:

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and interests in common/collective trust funds managed by T. Rowe Price. T. Rowe Price acts as trustee, as defined by the Plan, and recordkeeper for the Plan. The Plan also allows participants to invest in Company stock and allows loans to participants. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 4,061,578 and 4,109,837 shares, respectively, of common stock of The ServiceMaster Company, the sponsoring employer, with a cost basis of $44,222,983 and $43,326,610, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $1,875,068 from its investment in The ServiceMaster Company Common Stock Fund.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service had determined and informed the Company by a letter dated August 27, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted certain payments for July of 2003, totaling $5,079 to the trustee, on September 3, 2003. Additionally, in connection with a change in payroll processing systems, the Company inadvertently remitted various payments for the months of January through March of 2005, totaling $34,608 to the trustee, on May 20, 2005, which was later than is required by the Department of Labor (DOL) Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on these transactions. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

******

SUPPLEMENTAL SCHEDULES

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-89037, 333-33580, and 333-50886 on Form S-8 of The ServiceMaster Company of our report dated June 28, 2006, appearing in this Annual Report on Form 11-K of ServiceMaster Profit Sharing and Retirement Plan for the year ended December 31, 2005.

By: /s/ Deloitte & Touche LLP
Chicago, Illinois
June 28, 2006

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